UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: May 19, 2025

(Date of earliest event reported)

LIGHTHOUSE LIFE CAPITAL, LLC
(Exact name of issuer as specified in its charter)

Delaware	85-2947076
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1100 E. Hector Street, Suite 415

Conshohocken, PA 19428

(Full mailing address of principal executive offices)

445-200-5650

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: 8.5 % Senior Beacon Bonds and 6.5% Senior Beacon Bonds

Item 4. Changes in Issuer’s Certifying Accountant

On May 19, 2025, Lighthouse Life Capital, LLC (the “Company”) dismissed its independent registered public accounting firm Marcum LLP, (“Marcum ”). The Company has yet to engage a new independent auditor.

Through the date of the dismissal covered by this Current Report, and as it relates to the two most recent fiscal years and any subsequent interim period, (i) Marcum did not issue an adverse opinion or disclaimer of opinion or qualified or modified as to uncertainty, audit scope, or accounting principles; (ii) the decision to dismiss Marcum was approved by the Company’s sole member LHL Strategies, Inc.; (iii) there were no disagreements between the Company and Marcum on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures which, if not resolved to Marcum’s satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with its report; and (iv) there were no “reportable events” as defined in Item 304(a)(1)(v) of Regulation S-K, except for the following material weaknesses in the Company’s internal control over financial reporting:

•         Disclosures controls surrounding completeness of financial statement disclosures.

•         Controls as it relates to identification of liabilities related to the Company, which resulted in the understatement of legal accruals and payables.

•         Controls relating to accounting for complex transactions under US GAAP, such as business combinations under ASC 805.

All the above material weaknesses were presented to the Audit Committee of the Company’s sole member, LHL Strategies, Inc., and were discussed by the Audit Committee members and Marcum.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf.

Lighthouse Life Capital, LLC, a Delaware limited liability company

Date: May 23, 2025	By:	/s/ Michael D. Freedman
	Name:	Michael D. Freedman
	Its:	Chief Executive Officer (Principal Executive Officer)

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